UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: Decenber 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Colombia Gold Corp.

Full Name of Registrant

Former Name if Applicable

Carrera 49 No. 51-11 Suite 402, Copacabana,

Address of Principal Executive Office (Street and Number)

Antioquia Colombia

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to compile the necessary financial information required to prepare a complete filing.  Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense.  The Company expects to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Piero Sutti-Keyser	+57 (4)	461-6154
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☒                 No    ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☒                 No     ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not generate any revenue in the years ended December 31, 2011 or 2010.

Due to increased operating expenses and other losses incurred in connection with a settlement and release agreement the Company entered into in September 2011 that provided for its relinquishment of its fifty percent interest in the outstanding capital stock of Beardmore Holdings, Inc. (“Beardmore”), which indirectly held the mining rights to properties in Peru, management expects significant changes in the results of operations comparing fiscal 2011 to fiscal 2010.  The Company is anticipating that it will report a net loss of approximately $7,900,000 for the year ended December 31, 2011, as compared to a net loss of $1,132,188 for the year ended December 31, 2010.  The Company cautions that the actual net loss that it will report for the year ended December 31, 2011 could materially differ from the amount it is presently anticipating due to the Company not having completed the process of finalizing the earnings statements to be included in the Annual Report on Form 10-K for fiscal 2011.  The anticipated significant increase in net loss is attributable to increases in expenses  and other losses related to the aforementioned settlement and release agreement.

* * * * *

First Colombia Gold Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2012	By:	/s/ Piero Sutti-Keyser
Piero Sutti-Keyser
	Its:	Chief Executive Officer